EXHIBIT 99.1

Electra Engages Altitude Capital Consultants

TORONTO, Aug. 29, 2024 (GLOBE NEWSWIRE) -- Electra Battery Materials Corporation (NASDAQ: ELBM; TSX-V: ELBM) (“Electra” or the “Company”) is pleased to announce, in support of its strategic plans to build a North American battery materials supply chain, the Company has signed a strategic advisory agreement with Altitude Capital Consultants Inc. (“Altitude”), based in Toronto, Ontario and led by renowned Canadian capital markets and investment banking experts Michael Wekerle and Gene McBurney, to provide capital markets strategy and analysis of market opportunities.

“We are thrilled to work alongside Michael, Gene and the team at Altitude,” said Electra CEO, Trent Mell. “With their impressive track record of success, both as advisors and investors, we are confident we will benefit from their expertise and experience as we focus on our strategic plans to build North America’s battery materials supply chain.”

Michael Wekerle is thrilled to be advising Electra Battery Materials as they advance their cobalt Refinery project in Ontario, seeing it as a "perfect storm" for the green economy, small-cap mining companies, and Canadian businesses. He believes that the project is positioned at the intersection of several powerful trends: the global shift toward renewable energy, the increasing demand for critical minerals like cobalt, and the growth potential for small-cap companies in the resource sector. Wekerle is particularly excited about the role this project will play in strengthening Canada's position in the global green economy, as it is building the critical infrastructure for the refining of material needed by the G7 nations, while offering significant opportunities for investors and the development of Northern Ontario.

Gene McBurney, a prominent figure in the Canadian resource sector, emphasized the timeliness of the U.S. Department of Defense's (DoD) investment in Electra Battery Materials' Ontario-based cobalt project (announced August 19, 2024). He noted that this investment is strategically crucial, given the growing demand for critical minerals like cobalt, essential for battery production and national security. McBurney highlighted that Electra's project aligns perfectly with North America's broader push to secure a reliable and domestic supply chain for these vital materials, reinforcing the region's energy independence and technological leadership.

Altitude was co-founded by Michael Wekerle where he currently serves as Managing Partner. Mr. Wekerle has had a very successful career in capital markets. Early in his career he joined First Marathon and quickly rose up to become the head trader for the firm, where he was a key player in Roger's takeover of McLean Hunter in 1994. He then joined GMP (Griffiths McBurney and Partners) as Vice Chairman of trading, where he was involved with the 1997 initial public offering of Research in Motion (RIM). In 2012, he formed his own firm, Difference Capital where he invested in companies such as Thunderbird Films, Vision Critical, Appinions and HootSuite. Mr. Wekerle is well known for the four seasons (seasons 9 through 12) that he was an investor on the Canadian television show, Dragon's Den.

Gene McBurney, B.A., M.A., LL.B., LL.D., has over 25 years of international investment banking experience and is an established advisor in the global mining sector. He has a notable history of leading landmark transactions in natural resources, demonstrating his capability to deliver strategic outcomes for his clients.

Altitude has been engaged for an initial term of twelve months, effective as of August 28, 2024. The Company has granted 1,000,000 incentive stock options to Altitude in accordance with its long-term incentive plan. The options are exercisable at a price of $0.85, for a period of three-years, and vest quarterly in four equal tranches over a one-year period. The Company is at arms-length from Altitude and its principals, and the services to be provided by Altitude do not include investor relations or promotional activities.

About Electra Battery Materials

Electra is a processor of low-carbon, ethically-sourced battery materials. Currently focused on developing North America’s only cobalt sulfate refinery, Electra is executing a phased strategy to onshore the electric vehicle supply chain and provide a North American solution for EV battery materials refining. In addition to building North America’s only cobalt sulfate refinery, its strategy includes integrating black mass recycling, potential cobalt sulfate processing in Bécancour, Quebec, and exploring nickel sulfate production potential within North America. For more information, please visit www.ElectraBMC.com.

Contact

Heather Smiles
Vice President, Investor Relations & Corporate Development
Electra Battery Materials
info@ElectraBMC.com
1.416.900.3891

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Cautionary Note Regarding Forward-Looking Statements

This news release may contain forward-looking statements and forward-looking information (together, “forward-looking statements”) within the meaning of applicable securities laws and the United States Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical facts, are forward-looking statements. Generally, forward-looking statements can be identified by the use of terminology such as “plans”, “expects”, “estimates”, “intends”, “anticipates”, “believes” or variations of such words, or statements that certain actions, events or results “may”, “could”, “would”, “might”, “occur” or “be achieved”. Forward-looking statements are based on certain assumptions, and involve risks, uncertainties and other factors that could cause actual results, performance, and opportunities to differ materially from those implied by such forward-looking statements. Among the bases for assumptions with respect to the potential for additional government funding are discussions and indications of support from government actors based on certain milestones being achieved. Factors that could cause actual results to differ materially from these forward-looking statements are set forth in the management discussion and analysis and other disclosures of risk factors for Electra Battery Materials Corporation, filed on SEDAR+ at www.sedarplus.com and with on EDGAR at www.sec.gov. Other factors that could lead actual results to differ materially include changes with respect to government or investor expectations or actions as compared to communicated intentions, and general macroeconomic and other trends that can affect levels of government or private investment. Although the Company believes that the information and assumptions used in preparing the forward-looking statements are reasonable, undue reliance should not be placed on these statements, which only apply as of the date of this news release, and no assurance can be given that such events will occur in the disclosed times frames or at all. Except where required by applicable law, the Company disclaims any intention or obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.